UNIONBANC INVESTMENT SERVICES, LLC
(A wholly owned subsidiary of MUFG Union Bank, N.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,138,108
FINANCIAL INSTRUMENTS OWNED — At Fair Value	122,129,823
DEPOSITS WITH CLEARING ORGANIZATION	10,226,158
RECEIVABLE FROM CLEARING ORGANIZATION — Net	110,765
FEES AND COMMISSIONS RECEIVABLE	2,197,838
DUE FROM PARENT — Net	918,223
OTHER ASSETS	930,764
TOTAL	$ 137,651,679

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE, ACCRUED EXPENSE AND OTHER LIABILITIES	$ 3,860,928
MEMBER'S EQUITY	133,790,751
TOTAL	$ 137,651,679

See accompanying notes to financial statements.